Exhibit 99.178

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

NEXTECH AR SOLUTIONS CORP. (the “Company” or “NexTech”)

349 Carlaw Avenue, Suite 304

Toronto, ON M4M 2T1

2.	DATE OF MATERIAL CHANGE

June 19, 2020

3.	NEWS RELEASE

News release dated June 19, 2020 was disseminated through the facilities of Cision.

4.	SUMMARY OF MATERIAL CHANGE

NexTech announced that it has closed the private placement (the “Offering”) for gross proceeds totaling $3,200,000 comprised of 1,528,036 units (the “Units”) at a price of $2.10 per Unit.

5.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

6.	OMITTED INFORMATION

Not applicable.

7.	EXECUTIVE OFFICER

Evan Gappelberg, President and CEO

Tel: 631-655-6733

8.	DATE OF REPORT

July 13, 2020

NexTech Closes on $3,200,000 Non-Brokered Private Placement

Growth Capital To Fuel Surging Revenue Growth in 2020

New York, NY – Toronto, ON –June 19, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and AR-enhanced virtual events is pleased to announce that it has closed a private placement of 1,528,036 units priced at the market price of $2.10 per unit (the “Units”) for gross proceeds of $3,208,875 (the “Offering”). Each Unit consists of one common share and one half share purchase warrant exercisable at $3.00 per share for a period of two years (the “Warrants”) and subject to acceleration provisions. The use of proceeds includes: growing sales and engineering teams, pursuing strategic M&A opportunities, and for general working capital purposes.

Kashif Malik CFO of NexTech commented, “This financing provides the company with a healthy cash and inventory position of over $7.5million - it’s highest ever - providing a solid foundation to support the company’s rapid growth plans.”

Evan Gappelberg CEO of NexTech comments, “We are very fortunate to have supportive investors, with a long-term strategic outlook, who continue to support our growth in 2020 and beyond. In this round we had a total of nine institutional, family office, and high net worth investors participate; most participated in each of our prior financing rounds, at $0.60, $0.75, and now at $2.10, I personally thank them for their support.” He continues, “with the April 30th acquisition of virtual events platform Jolokia, we have grown our pipeline of opportunities very quickly with $300,000 in new closed deals in just the past six weeks. On top of this, we now have a potential pipeline worth another $1million+, as NexTech’s AR- enhanced virtual events platform is being enthusiastically embraced and is gaining rapid traction with global enterprise, and government customers. As witnessed by the growth of Zoom (ZM) we are right smack in the middle of arguably the fastest growing business on the planet: video conferences.”

Gappelberg added, “As demand is surging at an ever faster pace we are continuing to grow our sales and engineering teams, with four new hires in the past thirty days alone, bringing our talent base to over 50 people and we don’t see this trend slowing. We are also actively looking for strategic acquisitions which sometimes requires cash + stock, making this capital raise both timely and strategic for our shareholders”

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A finder’s fee equal to 8% cash and 8% broker warrants will be payable upon $2,268,873 in respect to the Offering. The broker warrants are exercisable at $2.10 per share for a period of two years and all securities issued are subject to a four- month hold period from the date of issuance. The company has also issued 1,000,000 3-year incentive stock options to its employees priced at $2.20.

Recent Company Highlights in 2020:

●	June 10, 2020: Company signed a partner agreement and contract to provide its InfernoAR Virtual Events platform services to Skybridge World Dubai clients. Skybridge is a leading events, exhibition and marketing solutions provider to global corporations whose clients include: Emirates Glass, IBM, Lilly, Henkel, Amgen and many others. NexTech and Skybridge have already solidified their partnership and signed up their first customer, Bohringer Ingelheim.

●	June 4, 2020 The company launched its new ARitize360 app now live and available for a FREE download on both iOS and Android. The app’s 3D scan technology will add to the revenue-generating power of its AR eCommerce solution and its recently launched 3D/AR advertising platform.

●	June 3, 2020: The company achieved record revenue and gross profit for the month of May 2020. Both revenue and gross profit showed dramatic increases in May. Notably, compared to May 2019, the company’s revenue increased 169% to $1,300,000 while gross profit grew 290% to $800,000 representing the highest revenue and gross profit ever achieved in a single month.

●	June 1, 2020 : CEO Evan Gappelberg purchased 100,000 shares. It was reported that on 5/5/2020 he purchased 929,885 common shares of NexTech common stock, this is his fourth buy for the year 2020.

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●	May 25, 2020: signed a contract to supply its Augmented Reality Solutions to a $30 billion market capital, publicly-traded global technology company.

●	May 22, 2020: The company announced very positive results for its recently launched 3D/AR Ad Network which went live on February 4th 2020. Using the company’s 3D/AR ads resulted in a 300% increase in sales conversions, a 32% increase in click-through-rate (CTR) and a 23% lower cost per click than traditional 2D ads.

●	May 21, 2020: InfernoAR Virtual Events platform chosen to supply a $13 billion capital, publicly-traded global insurance company, for their global leadership two day summit starting June 6th.

●	May 19, 2020: Inferno AR integration with Cvent Solutions optimizing the entire InfernoAR event management value chain. Integration with CVENT will broaden the utility and increase the appeal of the platform by helping end-users seamlessly register and become more productive while using the platform.

●	May 14, 2020: Q1 Revenue grows 177% to $2.5 million, Gross Profit grows 267% to $1.3 million, Working Capital of $3.5 million.

●	May 14, 2020: InfernoAR platform integration with all major video platforms including its previously announced integration with Zoom, Microsoft Teams, Skype, and new integrations with Cisco Webex, BlueJeans, Google Hangouts, Google Meet, and GoToMeetings. These critical integrations continue to extend the capabilities of the platform, broaden the utility of the platform and help end-users become even more productive while using the platform.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

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The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce: The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

InfernoAR: the world’s most advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages put InfernoAR in a class by itself.

ARitize™ Hollywood Studios : expected to launch in 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

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On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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